Exhibit 99.4

Hello Everyone,

My name is Adam Cisse and I’m on the Operations Team here at Masterworks.

Today we’re thrilled to bring you xKxixnxgxfxixsxhxexrx, our third offering by the prolific artist, Lynette Yiadom-Boakye.

Yiadom-Boakye is an internationally renowned painter and poet, best known for her mysterious portraits of imagined figures in obscure, ahistorical environments.

Her market has an Annual Record Price Growth rate of 41.0% based on public auction records from October 2013 to December 2022, and her top auction record is currently Diplomacy III, which sold for $1.9M on May 11, 2021, at Christie’s New York.

Executed in 2011, the Artwork features a small-scale portrait of a woman looking over her shoulder against an ambiguous, dark wall. She faces the viewer and her facial features are softly illuminated in an otherwise shadowed composition.

So why do we like this painting? Three reasons:

One: Attractive historical price appreciation for similar works to the Artwork is 29.7% implied from selected sales occurring from September 2014 to October 2022.

Two: The artist has obtained a median repeat sale pair appreciation of 24%, based on data from October 2013 through October 2020, displaying strong demand for works within the public market.

Three: Yiadom-Boakye’s paintings are held in prestigious permanent collections around the world, including the Tate Modern, the Victoria & Albert Museum, and the MoMA.

Thank you for joining us, and we look forward to bringing you this incredible work by Lynette Yiadom-Boakye.